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EXHIBIT 1

MI Developments Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2005 FOURTH QUARTER AND FISCAL YEAR RESULTS

March 1, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months and year ended December 31, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1)
	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(in thousands, except per share figures)
Revenues	$40,282	$33,996	$151,134	$128,772
Net income(2)	$19,003	$17,576	$76,435	$52,263
Funds from operations ("FFO")(2),(3)	$28,743	$26,575	$113,574	$90,608
Diluted FFO per share(2),(3)	$0.60	$0.55	$2.35	$1.88

	MID CONSOLIDATED(1)
	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(in thousands, except per share figures)
Revenues
Real Estate Business	$40,282	$33,996	$151,134	$128,772
Magna Entertainment Corp. ("MEC")(4)	130,458	128,079	639,334	696,084
Eliminations	(3,809)	(85)	(7,017)	(85)

	$166,931	$161,990	$783,451	$824,771

Net income (loss)
Real Estate Business(2)	$19,003	$17,576	$76,435	$52,263
MEC — continuing operations(5)	(22,655)	(28,654)	(61,568)	(59,600)
Eliminations	(1,455)	(3,046)	(7,031)	(3,046)

Net income from continuing operations	(5,107)	(14,124)	7,836	(10,383)
MEC — discontinued operations(6)	(1,032)	356	(1,277)	1,883

	$(6,139)	$(13,768)	$6,559	$(8,500)

Diluted earnings (loss) per share from continuing operations(2),(5)	$(0.11)	$(0.30)	$0.16	$(0.22)
Diluted earnings (loss) per share(2),(5)	$(0.13)	$(0.29)	$0.14	$(0.18)

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
The Real Estate Business' results for the year ended December 31, 2005 include (i) a $3.1 million current tax recovery (which is offset by an equal future tax expense) recognized in the third quarter related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005 and (ii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico. Excluding the impact of these items (which did not impact FFO in the fourth quarter of 2005), for the three months ended December 31, 2005, the Real Estate Business' net income was $18.4 million and for the year ended December 31, 2005, the Real Estate Business' net income was $75.8 million, FFO was $110.5 million and diluted FFO per share was $2.29. The Real Estate Business' results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs incurred in the third quarter related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"), and (iii) a $1.4 million net future income tax charge ($2.0 million charge in the second quarter and $0.6 million credit in the fourth quarter) resulting from changes in European tax rates. Excluding the impact of these items (which did not impact FFO in the fourth quarter of 2004), for the three months ended December 31, 2004, the Real Estate Business' net income was $17.0 million and for the year ended December 31, 2004, the Real Estate Business' net income was $61.0 million, FFO was $97.9 million(3) and diluted FFO per share was $2.03(3).

(3)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended December 31, 2004 were $27.3 million and $0.57 per share, respectively. FFO and diluted FFO per share previously reported for the year ended December 31, 2004 were $92.7 million ($98.8 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.92 per share ($2.05 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(4)
Excludes revenues from MEC's discontinued operations.

(5)
Net income (loss) from continuing operations for the year ended December 31, 2004 includes (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million in the second quarter of 2004, and (ii) a $5.1 million future tax recovery due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004. The net impact of these items reduced MEC's segment net loss from continuing operations for the year ended December 31, 2004 by $12.6 million.

(6)
Net income (loss) from discontinued operations for the year ended December 31, 2005 includes (i) $15.0 million of non-cash write-downs of MEC's racing license assets used in discontinued operations including $12.3 million recorded in the second quarter and $2.7 million recorded in the fourth quarter, and (ii) a $9.8 million gain recognized in the third quarter on the disposition of a subsidiary. The net impact of these items to MEC's segment net income for the three months and year ended December 31, 2005 was a decrease of $1.4 million and $2.7 million, respectively.

1

REAL ESTATE BUSINESS — HIGHLIGHTS

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the fourth quarter of 2005 we brought $8.8 million, or 164 thousand square feet, of leasable area on-stream, including a 150 thousand square foot greenfield facility in Muncie, Indiana.

For the year ended December 31, 2005, the Company brought 1.0 million square feet of leasable area on-stream with a total cost of $70.5 million. This includes 19 separate projects for Magna, including three new facilities at a blended capitalization rate of 10.1%.

At December 31, 2005, MID's construction group had eight properties under development: five in Canada, two in Austria and one in the Czech Republic. These expansions to existing facilities will add 324 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $25.4 million, of which $13.9 million had been incurred as of December 31, 2005.

At December 31, 2005, the Real Estate Business had 26.5 million square feet of leaseable area, with annualized lease payments of $145.6 million, representing a return of 10.5% on the gross carrying value of our income-producing property portfolio.

As a result of challenges in the global automotive industry, Magna has announced a facility rationalization strategy that may include plant consolidations, sales and/or closures. Magna has informed the Company that its rationalization plan includes six facilities currently leased from the Company, including two in North America and four in Europe. These facilities represent 602 thousand square feet of leasable area with annualized lease payments of $2.6 million. The net book value of these facilities at December 31, 2005 was $19.7 million.

"Our strong 2005 results reflect the dedication of our employees and the financial stability of our key customer, Magna International," said Mr. John Simonetti, Chief Executive Officer. "But even Magna is not totally immune to the challenges faced by the global automotive industry, and although Magna continues to be bound by the terms of the lease agreements with MID, in the interest of maintaining our strong relationship we will be considering ways to work with them as they proceed with their facility rationalization strategy."

REAL ESTATE BUSINESS — FINANCIAL RESULTS

Three Months Ended December 31, 2005

For the three months ended December 31, 2005, revenues were $40.3 million, an increase of $6.3 million or 18% over revenues for the three months ended December 31, 2004 of $34.0 million. The higher revenues reflect ongoing initiatives, including $2.6 million from completed Magna development projects coming on-stream, contractual rent increases on our existing rental portfolio of $0.6 million, lower straight-line rent reductions of $0.4 million and $3.7 million of interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries. Changes in foreign exchange rates decreased revenues by $1.0 million due primarily to the strengthening U.S. dollar against the euro.

FFO in the three months ended December 31, 2005 was $28.7 million, an increase of $2.2 million or 8% over FFO for the three months ended December 31, 2004. This improvement in FFO is due to a revenue increase of $6.3 million and a $0.8 million decrease in current income tax expense, partially offset by a $3.1 million increase in general and administrative expenses (as discussed below) and an increase in net interest expense of $1.8 million.

Net income for the fourth quarter of 2005 was $19.0 million, an increase of $1.4 million over the prior year. The increase resulted from the increase in revenues of $6.3 million and a $0.9 million higher gain on disposal of real estate, partially offset by a $3.1 million increase in general and administrative expenses, increased depreciation and amortization of $0.5 million, increased net interest expense of $1.9 million and a $0.3 million increase in income tax expense.

General and administrative expenses for the fourth quarter of 2005 include $1.9 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "OTHER MATTERS — Litigation"). Excluding these costs, general and administrative expenses were $5.2 million in the fourth quarter of 2005, an increase of $1.1 million over the prior year due primarily to $0.6 million of costs associated with the Company's contribution to a not-for-profit organization established by Magna to assist the victims of Hurricane Katrina (the "Hurricane Katrina donation") and an increase in salaries and benefits and other corporate costs.

2

The increase in net interest expense relates to interest incurred on the Company's Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the "Debentures"), partially offset by $0.2 million of interest capitalized related to projects under development and $1.9 million of interest income.

In the three months ended December 31, 2005, the Real Estate Business' income tax expense was $4.2 million, representing an effective income tax rate of 18.1%. The tax expense in the fourth quarter of 2005 is net of a future tax recovery of $0.6 million resulting from a change in Mexican tax rates. Excluding this item and the gain on disposal of real estate and the related income tax expense, the Real Estate Business' income tax expense for the fourth quarter of 2005 was $4.6 million, representing an effective tax rate of 20.4%. The effective rate in the fourth quarter of 2004 was impacted by a future tax recovery of $0.6 million resulting from changes in European tax rates. Excluding this recovery, the effective tax rate for the three months ended December 31, 2004 was 20.8%.

Year Ended December 31, 2005

For the year ended December 31, 2005, revenues were $151.1 million, an increase of $22.3 million or 17% over revenues for the year ended December 31, 2004 of $128.8 million. The higher revenues reflect ongoing initiatives, including $9.6 million from completed Magna development projects coming on-stream, contractual rent increases on our existing portfolio of $2.6 million and $6.9 million of interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries. Changes in foreign exchange rates increased revenues by $2.7 million due to the weakening of the U.S. dollar compared to the Canadian dollar, and the effect of subsidies and other items resulted in $0.5 million of higher revenues.

Excluding a $3.1 million current tax recovery related to accelerated depreciation recognized in the third quarter of 2005 (which was offset by an equal future tax expense), the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and the $2.7 million ($2.4 million net of income taxes) of costs related to the Proposed MEC Privatization incurred in 2004, FFO for the year ended December 31, 2005 was $110.5 million, an increase of $12.6 million or 13% over FFO of $97.9 million for the year ended December 31, 2004. The improvement in FFO is due to a revenue increase of $22.3 million and a $4.2 million decrease in current income tax expense, partially offset by a $6.5 million increase in general and administrative expenses and an increase in net interest expense of $7.4 million.

Net income for the year ended December 31, 2005 was $76.4 million, an increase of $24.2 million or 46% over the prior year. Excluding net gains on the sale of real estate of $10.3 million and the related income tax expense of $3.6 million, net income increased by $17.6 million due to increased revenues of $22.3 million, a $3.2 million reduction in general and administrative expenses and reduced income tax expense of $2.2 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.7 million and increased net interest expense of $7.4 million.

General and administrative expenses for the year ended December 31, 2005 were $22.3 million, compared to $25.5 million for the year ended December 31, 2004, a decrease of $3.2 million or 13%. General and administrative expenses for 2005 include $5.4 million of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. and defence against the related litigation. General and administrative expenses for 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs, general and administrative expenses were $16.9 million in 2005 and $15.8 million in 2004. The increase of $1.1 million over the prior year is due primarily to the $0.6 million Hurricane Katrina donation and the strengthening of the Canadian dollar against the U.S. dollar.

The increase in net interest expense relates to interest incurred on the Debentures, partially offset by $1.2 million of interest capitalized related to projects under development and $6.4 million of interest income.

For the year ended December 31, 2005, the Real Estate Business' income tax expense was $19.3 million, representing an effective income tax rate of 20.2%. Excluding the $0.6 million future tax recovery in the fourth quarter of 2005 and the gain on disposal of real estate and the related income tax expense, the Real Estate Business' income tax expense for 2005 was $16.3 million, representing an effective tax rate of 19.1%. Excluding the employee settlement and Proposed MEC Privatization expenses in 2004, and a net future income tax charge of $1.4 million resulting from changes in European tax rates, the Real Estate Business' effective tax rate was 23.7% in 2004. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

3

MAGNA ENTERTAINMENT CORP. — RECAPITALIZATION PLAN

On July 22, 2005, MEC announced a recapitalization plan (the "MEC Recapitalization Plan") intended to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. Developments over the past year as part of the MEC Recapitalization plan include:

  •
  the completion of the sale of Maryland-Virginia Racing Circuit, Inc. ("MVRC"), for cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million;

  •
  the completion of the sale of MEC's wholly-owned subsidiary Ontario Racing Inc. ("ORI"), which owned and operated Flamboro Downs, for aggregate consideration of $23.6 million and Cdn. $50.7 million in cash and the assumption by the purchaser of ORI's existing debt;

  •
  entering into an agreement to sell 157 acres of under-utilized real estate located in Palm Beach County, Florida for $51.0 million, which proposed sale is subject to the completion of due diligence by March 15, 2006 (recently extended by the parties from February 28) and which MEC has announced is expected to close by March 30, 2006; and

  •
  entering into an agreement to sell the wholly-owned subsidiaries through which MEC currently owns and operates The Meadows for $225.0 million, which sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions, after which MEC will continue to manage the racing operations at The Meadows on behalf of the purchaser pursuant to a minimum five-year racing services agreement.

Other recent MEC accomplishments include the opening of a casino facility at Remington Park, the January 2006 opening of the new Gulfstream Park (which will be entitled to apply for a slots license given the recent passage of slot legislation in Florida) and MEC's recently announced participation in a joint venture involved in the development of a subscription television channel in the United Kingdom and Ireland that will show international racing.

Mr. Simonetti commented, "During the year, MEC took significant steps to strengthen its balance sheet by selling non-strategic assets and using the proceeds to repay debt. MEC still has significant challenges to reach long-term financial and operational stability and a key component of this plan is for MEC to close the $225.0 million sale of The Meadows in Pennsylvania. We at MID continue to closely monitor our strategic MEC investment and MEC's progress under its recapitalization plan."

MAGNA ENTERTAINMENT CORP. — FINANCIAL RESULTS

At December 31, 2005, the market value of MID's shareholding in MEC was $448.6 million, based on the closing price of $7.14 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. Due to MEC's sale of all of the outstanding shares of ORI and MVRC, the operations of Flamboro Downs and MVRC have been classified as discontinued operations with comparable periods being restated accordingly.

MEC's revenues from continuing operations for the three months ended December 31, 2005 increased 2% to $130.5 million from $128.1 million in the prior year. Revenues in the fourth quarter of 2004 included $4.7 million of additional revenues recognized under the golf course access fee agreements as the agreements were entered into in November 2004 and revenue was recognized at that time from the date of expiration of the previous agreements. In the fourth quarter of 2004, Bay Meadows and Multnomah Greyhound Park accounted for $13.6 million of revenue, but the facility leases expired on December 31, 2004. These decreases in revenues were offset by revenue increases attributable to gaming revenues generated at MEC's Remington Park Casino facility, which opened on November 28, 2005, a shift in the racing calendar at Golden Gate Fields, which resulted in 10 additional live race days in the fourth quarter of 2005 compared to the fourth quarter of 2004, and improvements at MEC's Maryland operations with the opening of the new turf course at Laurel Park. Revenues for the year ended December 31, 2005 decreased 8% to $639.3 million from $696.1 million in the prior year. The decrease in revenues for the year ended December 31, 2005 is primarily attributable to the expiry of the leases at Bay Meadows and the Multnomah Greyhound Park, which combined accounted for $64.0 million in revenues in the year ended December 31, 2004.

4

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations, excluding the impact of dilution and other gains and minority interest ("EBITDA"), was a loss of $19.1 million for the fourth quarter in 2005, compared to a loss of $26.8 million in the prior year. The $7.7 million improvement in EBITDA for the three months ended December 31, 2005 is primarily due to a reduction of predevelopment, pre-opening and other costs, the opening of the Remington Park casino facility, a strong start to the Santa Anita Park 2006 race meet, which began on December 26, 2005, and cost reductions at MEC's European, Northern U.S. and corporate operations.

MEC's EBITDA for the year ended December 31, 2005 was a loss of $28.2 million, compared to a loss of $44.5 million in the prior year. In 2004, EBITDA was adversely impacted by non-cash write-downs of $26.7 million in the second quarter relating to the redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. EBITDA for the year ended December 31, 2004 also included gains on disposal of real estate of $9.6 million incurred in the first half of 2004.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2005. A dividend of $0.15 per share is payable on or after April 15, 2006 to shareholders of record at the close of business on March 31, 2006.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and is vigorously defending against it.

Annual Meeting of Shareholders

The Company's annual meeting of shareholders is to be held on May 3, 2006 in Toronto. The Company has set a record date of March 15, 2006 for the determination of shareholders entitled to notice of, and to vote at, the meeting.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the fourth quarter results on March 1, 2006 at 10:30 am EST. The number to use for this call is 1-800-814-4890. The number for overseas callers is 416-644-3426. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21176301 followed by the number sign) and the rebroadcast will be available until March 8, 2006.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

5

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004 Restated(2)	2005	2004 Restated(2)
Net income(1)	$19,003	$17,576	$76,435	$52,263
Add back (deduct) non-cash items:
Depreciation and amortization	9,329	8,806	36,896	34,211
Future income taxes(3)	1,044	193	6,930	4,350
Gain on disposal of real estate(4)	(633)	—	(6,687)	(216)

Funds from operations(1)	$28,743	$26,575	$113,574	$90,608

Funds from operations per share
Basic and diluted(1)	$0.60	$0.55	$2.35	$1.88

Average number of shares outstanding (thousands)
Basic	48,290	48,168	48,260	48,157
Diluted	48,343	48,184	48,319	48,195

(1)
The Real Estate Business' results for the year ended December 31, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the year ended December 31, 2005 was $110.5 million ($2.29 per share). The Real Estate Business' results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) resulting from changes in European tax rates. For the year ended December 31, 2004, excluding the impact of these items, the Real Estate Business' net income was $61.0 million, FFO was $97.9 million(2) and diluted FFO per share was $2.03(2).

(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended December 31, 2004 were $27.3 million and $0.57 per share, respectively. FFO and diluted FFO per share previously reported for the year ended December 31, 2004 were $92.7 million ($98.8 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.92 per share ($2.05 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively.

(3)
In the U.S., the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the U.S. definition prescribed by NAREIT.

(4)
The gain on disposal of real estate for the three-month period and year ended December 31, 2005 is deducted in the computation of FFO net of related current income tax expense of $0.3 million and $3.6 million, respectively.

6

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2004, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

7

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended December 31,	2005	(restated — note 3) 2004	2005	2004	2005	(restated — note 3) 2004
Revenues
Rental revenue	$36,473	$33,911	$36,473	$33,911	$—	$—
Racing and other revenue	130,458	128,079	—	—	130,458	128,079
Interest and other income from MEC (note 14)	—	—	3,809	85	—	—

	166,931	161,990	40,282	33,996	130,458	128,079

Operating costs and expenses
Purses, awards and other	59,827	56,156	—	—	59,827	56,156
Operating costs	72,688	79,080	—	—	72,688	79,080
General and administrative (note 14)	24,565	26,650	7,110	4,064	16,990	19,625
Depreciation and amortization (note 14)	19,621	18,864	9,329	8,806	10,294	10,058
Interest expense (income), net (note 14)	10,326	5,942	1,532	(321)	11,611	6,263

Operating income (loss)	(20,096)	(24,702)	22,311	21,447	(40,952)	(43,103)
Gain on disposal of real estate	900	—	900	—	—	—
Dilution gain	4	—	—	—	4	—

Income (loss) before income taxes and minority interest	(19,192)	(24,702)	23,211	21,447	(40,948)	(43,103)
Income tax expense (recovery)	1,974	9,722	4,208	3,871	(2,234)	5,851
Minority interest	(16,059)	(20,300)	—	—	(16,059)	(20,300)

Net income (loss) from continuing operations	(5,107)	(14,124)	19,003	17,576	(22,655)	(28,654)
Net income from discontinued operations (note 3)	(1,032)	356	—	—	(1,032)	356

Net income (loss)	$(6,139)	$(13,768)	$19,003	$17,576	$(23,687)	$(28,298)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$(0.11)	$(0.30)
— Discontinued operations (note 3)	(0.02)	0.01

Total	$(0.13)	$(0.29)

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)	48,290	48,168

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Year Ended December 31,	2005	(restated — note 3) 2004	2005	2004	2005	(restated — note 3) 2004
Revenues
Rental revenue	$144,117	$128,687	$144,117	$128,687	$—	$—
Racing and other revenue	639,334	696,084	—	—	639,334	696,084
Interest and other income from MEC (note 14)	—	—	7,017	85	—	—

	783,451	824,771	151,134	128,772	639,334	696,084

Operating costs and expenses
Purses, awards and other	306,268	331,755	—	—	306,268	331,755
Operating costs	295,918	322,920	—	—	295,918	322,920
General and administrative (notes 14)	91,625	97,324	22,304	25,502	65,336	68,861
Depreciation and amortization (note 14)	76,905	71,572	36,896	34,211	40,011	37,361
Interest expense (income), net (note 14)	39,882	22,808	6,464	(963)	37,387	23,771
Write-down of MEC's long-lived assets	—	26,685	—	—	—	26,685

Operating income (loss)	(27,147)	(48,293)	85,470	70,022	(105,586)	(115,269)
Gain on disposal of real estate	10,304	9,842	10,304	216	—	9,626
Dilution and other gains	11	883	—	—	11	883

Income (loss) before income taxes and minority interest	(16,832)	(37,568)	95,774	70,238	(105,575)	(104,760)
Income tax expense (recovery)	18,977	13,922	19,339	17,975	(362)	(4,053)
Minority interest	(43,645)	(41,107)	—	—	(43,645)	(41,107)

Net income (loss) from continuing operations	7,836	(10,383)	76,435	52,263	(61,568)	(59,600)
Net income (loss) from discontinued operations (note 3)	(1,277)	1,883	—	—	(1,277)	1,883

Net income (loss)	$6,559	$(8,500)	$76,435	$52,263	$(62,845)	$(57,717)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$0.16	$(0.22)
— Discontinued operations (note 3)	(0.02)	0.04

Total	$0.14	$(0.18)

Average number of Class A Subordinate Voting and Class B Shares outstanding
— Basic (in thousands — note 5)	48,260	48,157
— Diluted (in thousands — note 5)	48,319	48,157

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(U.S. dollars in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Deficit, beginning of period	$(86,055)	$(61,356)	$(79,932)	$(53,622)
Net income (loss)	(6,139)	(13,768)	6,559	(8,500)
Costs associated with capital transactions of subsidiaries	(89)	(472)	(89)	(472)
Dividends	(7,244)	(4,336)	(26,065)	(17,338)

Deficit, end of period	$(99,527)	$(79,932)	$(99,527)	$(79,932)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended December 31,	2005	(restated — note 3) 2004	2005	2004	2005	(restated — note 3) 2004
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$(5,107)	$(14,124)	$19,003	$17,576	$(22,655)	$(28,654)
Items not involving current cash flows (note 12)	(1,410)	2,067	8,147	9,575	(10,186)	(7,593)
Changes in non-cash balances (note 12)	16,018	9,859	(1,887)	(146)	18,375	10,005

Cash provided by (used in) operating activities	9,501	(2,198)	25,263	27,005	(14,466)	(26,242)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(86,045)	(91,555)	(18,751)	(52,819)	(67,294)	(38,736)
Proceeds on disposal of real estate properties	1,517	2,746	1,517	—	—	2,746
Other asset (additions) disposals	(1,126)	335	—	148	(1,126)	187
Loans receivable from MEC (note 14)	—	—	(81,109)	(26,341)	—	—

Cash used in investment activities	(85,654)	(88,474)	(98,343)	(79,012)	(68,420)	(35,803)

FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	1,960	2,500	—	—	1,960	2,500
Issuance of long-term debt	209	99,979	—	—	209	99,979
Issuance of senior unsecured debentures, net	—	213,133	—	213,133	—	—
Repayment of long-term debt	(4,452)	(49,926)	(84)	(308)	(4,368)	(49,618)
Loans payable to MID, net (note 14)	—	—	—	—	79,813	23,380
Issuance of shares	—	781	—	781	—	—
Costs associated with capital transactions of subsidiaries	(89)	(472)	(89)	(472)	—	—
Dividends paid	(7,244)	(4,336)	(7,244)	(4,336)	—	—

Cash provided by (used in) financing activities	(9,616)	261,659	(7,417)	208,798	77,614	76,241

Effect of exchange rate changes on cash and cash equivalents	(1,498)	4,724	(2,042)	1,260	544	3,464

Net cash flows provided by (used in) continuing operations	(87,267)	175,711	(82,539)	158,051	(4,728)	17,660
Net cash flows provided by (used in) discontinued operations	20,294	(26)	—	—	20,294	(26)

Net increase (decrease) in cash and cash equivalents during the period	(66,973)	175,685	(82,539)	158,051	15,566	17,634
Cash and cash equivalents, beginning of period	224,433	113,369	188,021	70,823	36,412	42,546

Cash and cash equivalents, end of period	$157,460	$289,054	$105,482	$228,874	$51,978	$60,180

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Year Ended December 31,	2005	(restated — note 3) 2004	2005	2004	2005	(restated — note 3) 2004
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$7,836	$(10,383)	$76,435	$52,263	$(61,568)	$(59,600)
Items not involving current cash flows (note 12)	26,069	50,152	31,250	40,495	(7,473)	9,572
Changes in non-cash balances (note 12)	8,224	24,203	2,380	13,817	7,137	10,386

Cash provided by (used in) operating activities	42,129	63,972	110,065	106,575	(61,904)	(39,642)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(218,578)	(224,184)	(67,556)	(83,680)	(151,022)	(140,504)
Proceeds on disposal of real estate properties	32,436	22,319	26,633	2,478	5,803	19,841
Other asset additions (note 14)	(1,897)	(319)	(191)	(40)	(1,939)	(279)
Loans receivable from MEC (note 14)	—	—	(161,884)	(26,341)	—	—

Cash used in investment activities	(188,039)	(202,184)	(202,998)	(107,583)	(147,158)	(120,942)

FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	2,760	29,500	—	—	2,760	29,500
Issuance of long-term debt, net	27,702	119,236	—	—	27,702	119,236
Issuance of senior unsecured debentures, net	—	213,133	—	213,133	—	—
Repayment of long-term debt	(15,865)	(54,372)	(312)	(566)	(15,553)	(53,806)
Loans payable to MID, net (note 14)	—	—	—	—	156,085	23,380
Issuance of shares	2,611	1,502	2,611	1,502	—	—
Costs associated with capital transactions of subsidiaries	(89)	(472)	(89)	(472)	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	(26,065)	(17,338)	(26,065)	(17,338)	—	—

Cash provided by (used in) financing activities	(8,946)	292,041	(23,855)	196,259	170,994	119,162
Effect of exchange rate changes on cash and cash equivalents	(5,900)	6,738	(6,604)	3,536	704	3,202

Net cash flows provided by (used in) continuing operations	(160,756)	160,567	(123,392)	198,787	(37,364)	(38,220)
Net cash flows provided by discontinued operations	29,162	2,798	—	—	29,162	2,798

Net increase (decrease) in cash and cash equivalents during the year	(131,594)	163,365	(123,392)	198,787	(8,202)	(35,422)
Cash and cash equivalents, beginning of year	289,054	125,689	228,874	30,087	60,180	95,602

Cash and cash equivalents, end of year	$157,460	$289,054	$105,482	$228,874	$51,978	$60,180

See accompanying notes

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at December 31,	2005	(restated — note 3) 2004	2005	2004	2005	(restated — note 3) 2004
ASSETS
Current assets:
Cash and cash equivalents	$157,460	$289,054	$105,482	$228,874	$51,978	$60,180
Restricted cash (note 14)	39,104	24,328	13,649	—	25,455	24,328
Accounts receivable	47,966	58,897	8,291	12,356	39,675	46,541
Loan receivable from MEC (note 14)	—	—	74,725	—	—	—
Due from MID (note 14)	—	—	—	—	13,668	—
Income taxes receivable	3,429	4,048	3,429	2,826	—	1,222
Prepaid expenses and other	10,325	15,630	317	212	10,088	15,418
Assets held for sale (note 4)	89,720	1,863	—	—	89,720	1,863
Discontinued operations (note 3)	—	5,398	—	—	—	5,398

	348,004	399,218	205,893	244,268	230,504	154,950
Real estate properties, net (note 6)	2,254,556	2,223,116	1,308,658	1,357,700	950,041	865,517
Fixed assets, net	67,367	52,865	576	532	66,791	52,333
Racing licenses	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 14)	16,018	18,096	2,437	2,430	20,878	18,611
Loans receivable from MEC (note 14)	—	—	118,145	26,426	—	—
Deferred rent receivable	14,031	13,851	14,031	13,851	—	—
Future tax assets	61,343	43,522	8,886	9,134	52,457	34,388
Assets held for sale (note 4)	—	87,900	—	—	—	87,900
Discontinued operations (note 3)	—	94,256	—	—	—	94,256

	$2,871,187	$3,042,692	$1,658,626	$1,654,341	$1,430,539	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 7)	$30,260	$27,500	$—	$—	$30,260	$27,500
Accounts payable and accrued liabilities	168,385	168,657	21,724	38,152	146,661	130,505
Income taxes payable	13,005	8,733	8,991	8,733	4,014	—
Loan payable to MID (note 14)	—	—	—	—	74,725	—
Due to MEC (note 14)	—	—	13,668	—	—	—
Long-term debt due within one year	38,382	13,714	349	313	38,033	13,401
Deferred revenue (note 14)	13,255	17,969	5,702	1,368	8,846	16,601
Liabilities related to assets held for sale (note 4)	27,737	3,331	—	—	27,737	3,331
Discontinued operations (note 3)	—	8,867	—	—	—	8,867

	291,024	248,771	50,434	48,566	330,276	200,205
Long-term debt (note 8)	189,196	209,000	6,366	6,505	182,830	202,495
Senior unsecured debentures	226,398	219,228	226,398	219,228	—	—
Note obligations	213,357	211,062	—	—	213,357	211,062
Loans payable to MID (note 14)	—	—	—	—	118,145	26,426
Other long-term liabilities	12,872	11,728	—	—	12,872	11,728
Future tax liabilities	148,961	126,494	44,979	33,325	103,982	93,169
Minority interest	203,925	253,726	—	—	203,925	253,726
Liabilities related to assets held for sale (note 4)	—	25,016	—	—	—	25,016
Discontinued operations (note 3)	—	57,274	—	—	—	57,274

	1,285,733	1,362,299	328,177	307,624	1,165,387	1,081,101

Shareholders' equity:
Share capital (note 9)	1,575,909	1,572,672
Contributed surplus (note 10)	2,112	2,387
Deficit	(99,527)	(79,932)
Currency translation adjustment	106,960	185,266

	1,585,454	1,680,393	1,330,449	1,346,717	265,152	336,722

	$2,871,187	$3,042,692	$1,658,626	$1,654,341	$1,430,539	$1,417,823

Commitments and contingencies (note 15)
See accompanying notes

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at December 31, 2005 and 2004 and for the
three-month period and year ended December 31, 2005 and 2004 are unaudited)

1.
BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2005 and 2004 and the results of operations and cash flows for the three-month and nine-month periods ended December 31, 2005 and 2004.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 13 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 14, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to conform to the current period's presentation. Prior periods have also been adjusted to reflect the restatement for discontinued operations (note 3) and assets held for sale (note 4).

2.
ACCOUNTING CHANGES

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

Valuation of Intangible Assets

Effective January 1, 2005, MEC changed its method of performing its annual impairment test for its racing licenses from a residual method to a direct value method. This change had no impact on the results of operations for the three months and year ended December 31, 2005.

3.
DISCONTINUED OPERATIONS

(a)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery Gaming Corporation, located in Hamilton, Ontario Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million in cash and also assumed ORI's existing debt.

  As required under GAAP, MEC's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets at June 30, 2005. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes, or $12.5 million after income taxes, was required for Flamboro Downs' racing license.

(b)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for this sale transaction was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which is included in MEC's accounts receivable on the Company's consolidated balance sheets.

MEC's results of operations and cash flows related to discontinued operations for the three-month period and year ended December 31, 2005 and 2004, and MEC's assets and liabilities related to discontinued operations as at December 31, 2004, are shown in the following tables:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Revenues	$1,227	$7,388	$22,483	$29,104
Costs and expenses	1,459	5,281	17,342	20,471

	(232)	2,107	5,141	8,633
Depreciation and amortization	45	245	783	894
Interest (income) expense, net	(302)	628	1,566	2,416
Write-down of racing license	2,671	—	14,961	—

Income (loss) before undernoted	(2,646)	1,234	(12,169)	5,323
Gain on disposition	—	—	9,837	—

Income (loss) before income taxes and minority interest	(2,646)	1,234	(2,332)	5,323
Income tax (recovery) expense	(881)	627	(149)	2,108
Minority interest	(733)	251	(906)	1,332

Net income (loss) from discontinued operations	$(1,032)	$356	$(1,277)	$1,883

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Cash provided by (used in) operating activities	$(1,649)	$2,117	$994	$4,342
Cash provided by (used in) investing activities	29,045	(389)	35,972	(784)
Cash used in financing activities	(4,670)	—	(6,989)	(1,845)
Effect of exchange rate changes on cash and cash equivalents	(3,411)	(1,702)	(1,451)	(2,484)

Net increase (decrease in cash and cash equivalents during the period from discontinued operations	19,315	26	28,526	(771)
Payments from (to) MEC's continuing operations	(20,294)	26	(29,162)	(2,798)

Net increase (decrease) in cash and cash equivalents during the period from discontinued operations	(979)	52	(636)	(3,569)
Cash and cash equivalents, beginning of period	979	584	636	4,205

Cash and cash equivalents, end of period	$—	$636	$—	$636

As at December 31,	2004
ASSETS
Current assets:
Cash and cash equivalents	$636
Restricted cash	2,055
Accounts receivable	2,315
Income taxes receivable	258
Prepaid expenses and other	134

5,398

Real estate properties, net	19,896
Fixed assets, net	1,325
Racing license	72,759
Future tax assets	276

94,256

$99,654

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$3,528
Long-term debt due within one year	4,362
Deferred revenue	977

8,867

Long-term debt	39,003
Future tax liabilities	18,271

57,274

$66,141

4.
ASSETS HELD FOR SALE

(a)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale was subject to the completion of due diligence by February 28, 2006. On February 27, 2006, the due diligence period was extended to March 15, 2006. MEC has announced that the proposed sale is expected to close by March 30, 2006.

(b)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

In accordance with the terms of MEC's senior secured revolving credit facility (see note 7) and the bridge loan agreement with a subsidiary of the Company (see note 14), MEC is required to use the net proceeds from the sale of under-utilized real estate in Palm Beach County, Florida and The Meadows, as previously described in sections (a) and (b), to fully pay down principal amounts outstanding under the bridge loan and to permanently pay down a portion of the principal amounts outstanding under the senior secured revolving credit facility up to $12.0 million.

MEC's assets classified as held for sale and corresponding liabilities related to these transactions at December 31, 2005, with comparative restatement as at December 31, 2004, are shown in the table below. All assets held for sale and related liabilities have been classified as current at December 31, 2005 as MEC expects these transactions to close within one year from the balance sheet date.

As at December 31,	2005	2004
ASSETS
Current assets:
Restricted cash	$443	$192
Accounts receivable	450	272
Income taxes receivable	857	593
Prepaid expenses and other	969	806
Real estate properties, net	26,562	—
Fixed assets, net	1,576	—
Racing license	58,266	—
Other assets, net	200	—
Future tax assets	397	—

	89,720	1,863

Real estate properties, net	—	26,830
Fixed assets, net	—	1,971
Racing license	—	58,266
Other assets, net	—	252
Future tax assets	—	581

	—	87,900

	$89,720	$89,763

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,679	$3,030
Deferred revenue	312	301
Future tax liabilities	24,746	—

	27,737	3,331

Future tax liabilities	—	25,016

	$27,737	$28,347

5.
EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month period and year ended December 31, 2005 and 2004 are computed as follows:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Net income (loss) from continuing operations	$(5,107)	$(14,124)	$7,836	$(10,383)
Net income (loss) from discontinued operations	(1,032)	356	(1,277)	1,883

Net income (loss)	$(6,139)	$(13,768)	$6,559	$(8,500)

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,290	48,168	48,260	48,157
Stock options (thousands)	—	—	59	—

	48,290	48,168	48,319	48,157

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$(0.11)	$(0.30)	$0.16	$(0.22)
— from discontinued operations	(0.02)	0.01	(0.02)	0.04

	$(0.13)	$(0.29)	$0.14	$(0.18)

The computation of diluted earnings per share for the three-month period ended December 31, 2005 excludes the effect of the potential exercise of 390,000 (2004 — 364,000) options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive. The computation of diluted earnings per share for the year ended December 31, 2004 excludes the effect of the potential exercise of 553,060 options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

6.
REAL ESTATE PROPERTIES

Real estate properties consist of:

As at December 31,	2005	(restated — notes 3 & 4) 2004
Real Estate Business
Income-producing properties under operating leases
Land	$192,873	$198,940
Buildings, parking lots and roadways — cost	1,198,488	1,186,112
Buildings, parking lots and roadways — accumulated depreciation	(220,895)	(195,654)

	1,170,466	1,189,398

Development properties
Land and improvements	100,457	105,408
Properties under development	13,863	31,477

	114,320	136,885

Properties held for sale	23,872	31,417

	1,308,658	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	206,873	208,841
Buildings — cost	495,018	395,338
Buildings — accumulated depreciation	(91,005)	(68,280)
Construction in progress	119,247	104,583

	730,133	640,482

Under-utilized racetrack properties	96,303	98,332

Development properties
Land and improvements	40,611	39,494
Properties under development	3,155	1,222

	43,766	40,716

Revenue-producing non-racetrack properties
Land and improvements	37,130	37,543
Buildings — cost	51,299	56,957
Buildings — accumulated depreciation	(11,090)	(11,025)

	77,339	83,475

Properties held for sale	2,500	2,512

	950,041	865,717

Eliminations (note 14)	(4,143)	(101)

Consolidated	$2,254,556	$2,223,316

7.
BANK INDEBTEDNESS

(a)
MEC has a senior secured revolving credit facility in the amount of $50.0 million (the "MEC Credit Facility"). The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. At December 31, 2005, MEC had borrowings under the facility of $27.3 million (2004 — $27.5 million) and had issued letters of credit totalling $21.7 million (2004 — $21.9 million) under the credit facility, leaving $1.0 million unused and available.

  The loans under the MEC Credit Facility bear interest at either the U.S. base rate plus 3.0% or LIBOR plus 4.0%. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2005 was 9.3% (December 31, 2004 — 6.0%).

  Effective July 27, 2005, the MEC Credit Facility was amended in order to extend the term to July 31, 2006, replace the existing financial covenants with an earnings before interest, taxes, deprecation and amortization ("EBITDA") maintenance test relating to Santa Anita Park and Golden Gate Fields, add mandatory repayment provisions and modify the interest rate provisions. Pursuant to the terms of the amended MEC Credit Facility, as well as the terms of the bridge loan agreement between a subsidiary of MID (the "MID Lender") and MEC (see note 14(a)), MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and the MID Lender agreed in October 2005 to waive this repayment requirement. In connection with the bank's waiver of the repayment requirement, MEC agreed that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the available proceeds of such sales to repay a portion of the MEC Credit Facility.

  In February 2006, the bank agreed to waive compliance with the EBITDA financial covenant contained in the MEC Credit Facility in relation to Golden Gate Fields for the period ended December 31, 2005. The MID Lender provided a similar waiver under the terms of the bridge loan (see note 16).

(b)
On July 27, 2005, one of MEC's European subsidiaries entered into a bank term line of credit agreement of 2.5 million euros ($3.0 million) bearing interest at the European Interbank Offered Rate plus 0.75% per annum (3.2% at December 31, 2005). The term line of credit is due on July 31, 2006. A European subsidiary of MEC has provided two first mortgages on real estate as security for this facility. At December 31, 2005, the bank term line of credit is fully drawn.

8.
LONG-TERM DEBT

On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2006 through 2008. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of $16.9 million (Cdn. $20.5 million) that are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4%.

9.
SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005 and December 31, 2005	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

10.
CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended December 31, 2005	Year ended December 31, 2005
Contributed surplus, beginning of period	$2,025	$2,387
Stock-based compensation	87	351
Transfer to share capital on exercise of stock options	—	(626)

Contributed surplus, end of period	$2,112	$2,112

11.
STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31 and June 30	420,000	33.38	645,000	33.00
Exercised	(30,000)	31.85	—	—
Cancelled	—	—	(293,000)	34.38

Stock options outstanding, September 30	390,000	33.49	352,000	31.85
Granted	—	—	170,000	35.62
Exercised	—	—	(30,000)	31.85
Cancelled	—	—	(2,000)	31.85

Stock options outstanding, December 31	390,000	33.49	490,000	33.16

Stock options exercisable, December 31	196,000	33.16	216,000	32.44

  During the three months ended March 31, 2004, 100,000 MID stock options were granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options and an additional 193,000 stock options were subsequently cancelled during the three months ended September 30, 2004. During the three months ended December 31, 2004, 170,000 MID stock options were granted with a weighted average fair value of $7.38 per option and 2,000 stock options were cancelled.

  The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Risk-free interest rate	—	3.4%	—	3.3%
Expected dividend yield	—	1.24%	—	1.23%
Expected volatility of MID's Class A Subordinate Voting Stock	—	29.8%	—	30.0%
Weighted average expected life (years)	—	4.0	—	4.0

  During the three-month period and year ended December 31, 2005, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2004 — $0.4 million) and $1.0 million (2004 — $1.9 million), respectively.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the three months ended December 31, 2005, no shares were issued under the MEC Plan and during the year ended December 31, 2005, 14,175 shares were issued under the MEC Plan. During the three months ended December 31, 2004, no shares were issued under the MEC Plan and during the year ended December 31, 2004, 199,000 shares were issued under the MEC Plan, including 175,000 shares issued on the exercise of stock options.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan in 2005. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share. At December 31, 2005, there were 199,471 performance share awards vested. During the three months and year ended December 31, 2005, 2,392 performance shares were issued under this program for consideration of approximately $17 thousand.

  Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16
Granted	155,000	6.70	—	—
Forfeited	(88,000)	7.32	—	—

Stock options outstanding, June 30	4,912,500	6.18	4,672,500	6.16
Granted	—	—	50,000	6.64
Forfeited	(150,000)	8.08	(100,000)	6.13

Stock options outstanding, September 30	4,762,500	6.12	4,622,500	6.17
Granted	75,000	7.24	—	—
Forfeited	(10,000)	6.70	(122,000)	5.80

Stock options outstanding, December 31	4,827,500	6.14	4,500,500	6.18

Stock options exercisable, December 31	4,127,715	6.07	3,909,430	6.14

  During the three months ended December 31, 2005, there were 75,000 MEC stock options granted with a weighted average fair value of $3.28 per option. During the year ended December 31, 2005, there were 720,000 (2004 — 200,000) MEC stock options granted with a weighted average fair value of $2.94 (2004 — $2.38) per option.

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
Risk-free interest rate	4.3%	—	4.0%	3.0%
Expected dividend yield	—	—	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	52.7%	—	54.7%	57.4%
Weighted average expected life (years)	4.0	—	4.0	4.0

  During the three-month period and year ended December 31, 2005, MEC recognized stock-based compensation expense of $0.3 million (2004 — $0.2 million) and $1.0 million (2004 — $1.1 million), respectively.

12.
DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended December 31,		Year ended December 31
	2005	(restated — note 3) 2004	2005	(restated — note 3) 2004
Real Estate Business
Straight-line rent adjustment	$52	$404	$301	$300
Stock-based compensation expense	202	375	1,045	1,933
Depreciation and amortization	9,329	8,806	36,896	34,211
Interest income from MEC	(1,655)	(85)	(3,903)	(85)
Gain on disposal of real estate	(900)	—	(10,304)	(216)
Future income taxes	1,044	193	6,930	4,350
Other	75	(118)	285	2

	8,147	9,575	31,250	40,495

MEC
Stock-based compensation expense	283	220	979	1,095
Depreciation and amortization	10,294	10,058	40,011	37,361
Write-down of long-lived assets	—	—	—	26,685
Gain on disposal of real estate	—	—	—	(9,626)
Dilution and other gains	(4)	—	(11)	(883)
Future income taxes	(7,028)	1,965	(6,037)	(5,626)
Minority interest	(16,059)	(20,300)	(43,645)	(41,107)
Other	2,328	464	1,230	1,673

	(10,186)	(7,593)	(7,473)	9,572

Eliminations (note 14)	629	85	2,292	85

Consolidated	$(1,410)	$2,067	$26,069	$50,152

(b)
Changes in non-cash balances:

	Three months ended December 31,		Year ended December 31
	2005	(restated — note 3) 2004	2005	(restated — note 3) 2004
Real Estate Business
Accounts receivable	$535	$(1,286)	$3,142	$5,442
Loan receivable from MEC	(310)	—	(606)	—
Prepaid expenses and other	133	540	(95)	318
Accounts payable and accrued liabilities	(2,923)	6,805	(8,163)	9,946
Income taxes	1,340	(926)	3,750	3,536
Deferred revenue	(662)	(5,279)	4,352	(5,425)

	(1,887)	(146)	2,380	13,817

MEC
Restricted cash	(3,885)	1,022	(1,399)	(233)
Accounts receivable	(17,319)	(4,971)	(7,096)	(10,162)
Prepaid expenses and other	2,144	6,686	761	728
Accounts payable and accrued liabilities	32,037	(13,003)	15,324	11,918
Income taxes	5,070	4,096	6,212	(28)
Loan payable to MID	310	—	606	—
Deferred revenue	18	16,175	(7,271)	8,163

	18,375	10,005	7,137	10,386

Eliminations (note 14)	(470)	—	(1,293)	—

Consolidated	$16,018	$9,859	$8,224	$24,107

13.
SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack, and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, a United States national Internet and telephone account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote, a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, two residential developments in various stages of development in Austria and Canada and one residential development held for sale in the United States.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

14.
TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)
MEC Recapitalization Plan and Financings

  On December 9, 2004, the MID Lender entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the "Gulfstream Park project financing") and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the "Meadows project financing").

  On July 22, 2005, MEC announced a recapitalization plan (the "MEC Recapitalization Plan") intended to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC's sales of the Flamboro Downs racetrack and the management contract for the Colonial Downs racetrack (see note 3) are the first of such asset dispositions. The expected sale of under-utilized real estate in Palm Beach County, Florida to Toll Bros, Inc. (see note 4) is another component of the MEC Recapitalization Plan. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, will be applied to reduce debt (including amounts owed under the bridge loan discussed below). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of an MEC equity offering would be used by MEC to further reduce debt and for MEC's general corporate purposes.

  In connection with the MEC Recapitalization Plan, the MID Lender entered into two loan agreements with MEC and certain of its subsidiaries and amended the existing loan agreement (collectively, the "Financing Agreements"). Under the Financing Agreements, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. Furthermore, the Gulfstream Park project financing and the Meadows project financing facilities were amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the casino facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"), and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

  In October 2005, the MID Lender agreed to further amend certain of the loan agreements between it and MEC and certain of MEC's subsidiaries. The Gulfstream Park project financing was amended to recognize that MEC increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. These amendments did not change the amount of the Gulfstream Park project financing.

  The October 2005 amendments to the bridge loan required that (i) the MID Lender waive its negative pledge over certain land located in Ocala, Florida (the "Ocala Land") owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. ("GPRA"), MEC's subsidiary that owns and operates Gulfstream Park, enter into a definitive agreement with BE&K, Inc. ("BE&K"), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of up to $13.5 million (the "BE&K Loan"), which is collateralized by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of the Flamboro Downs sale proceeds and such additional amounts as are necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount will be applied against such future construction costs, (iv) MEC use commercially reasonable efforts to sell The Meadows (see note 4) and use the proceeds of such sale to pay down the bridge loan, and (v) in the event that MEC did not enter into a definitive agreement prior to December 1, 2005 to sell The Meadows subject only to the approval of the State Harness Racing Commission of Pennsylvania or had not completed such sale and repaid the bridge loan by January 15, 2006, the MID Lender would be granted mortgages on certain additional properties owned by MEC (see note 16). Upon the closing of the sale of The Meadows by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K Loan. On November 17, 2005, GPRA entered into the BE&K Loan, which had not been drawn upon as at December 31, 2005. At December 31, 2005, the amount held under the Gulfstream Escrow was $13.7 million (including accrued interest) which is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

  Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of the MEC Credit Facility (see note 7), MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, as part of the October 2005 amendments, both the bank and the MID Lender agreed to waive this repayment requirement.

  In consideration of the amendments and waivers described above, MEC paid the MID Lender a fee of $0.4 million and all of the MID Lender's costs in connection with these arrangements.

  In February 2006, the bridge loan was further amended and an additional waiver was provided by the MID Lender in connection with the bridge loan (see note 16).

  (i)
  MEC Bridge Loan

    The bridge loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

    As initially structured (and prior to the addition of additional security in February 2006 — see note 16), the bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream Park project financing), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

    Under the bridge loan, $50.0 million was made available upon closing of the Financing Agreements for drawdown by MEC, $25.0 million was made available on October 17, 2005 and the remaining $25.0 million was made available on February 10, 2006 (see note 16). The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan. The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on each of October 17, 2005 and February 10, 2006. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility. During the three-month period and year ended December 31, 2005, $26.0 million and $74.1 million, respectively, was advanced to MEC under the bridge loan.

  (ii)
  MEC Project Financing

    The Gulfstream Park project financing and the Remington Park project financing are made available by the MID Lender to wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. Advances under the facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility and backstretch and related site works at Gulfstream Park, and the capital expenditures relating to the development, design and construction of the casino facility at Remington Park (including the purchase and installation of gaming devices).

    The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park which occurred in February 2006 and November 2005, respectively. Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. At December 31, 2005, the interest rates applicable to the Gulfstream Park project financing and the Remington Park project financing were 7.9% and 10.5%, respectively. Prior to January 1, 2007, payment of interest will be deferred. Certain cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

    The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation).

    As at December 31, 2005, there was a balance of $97.1 million (2004 — $26.4 million) due under the Gulfstream Park project financing, including $3.7 million (2004 — $0.1 million) of accrued interest. At December 31, 2005, there was a balance of $21.0 million due under the Remington Park project financing, including $0.3 million of accrued interest.

  In the year ended December 31, 2005, approximately $4.2 million (2004 — $3.0 million) of costs were incurred in association with the Gulfstream Park project financing, the Financing Agreements and the October 2005 amendments thereto. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the Gulfstream Park and Remington Park project financings), over the respective lives of the bridge loan and Gulfstream Park and Remington Park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the Financing Agreements and amendments thereto, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)
MEC's Sales to Mr. F. Stronach

  During the three months ended June 30, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach two housing lots and an apartment located in MEC's residential development in Oberwaltersdorf, Austria. The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized during the three months ended June 30, 2005.

(c)
MEC Option

  During the year ended December 31, 2005, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to February 28, 2006. On February 20, 2006, this option was further extended to April 3, 2006. MEC paid the Company a total of approximately $7 thousand for these extensions.

  If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At December 31, 2005, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing license for the site.

(d)
Hurricane Katrina Relief Effort

  In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At December 31, 2005, the Company has accrued a liability for the estimated value of the land to be donated with the related expense of $0.6 million being included in general and administrative expenses of the Real Estate Business for the three-month period and year ended December 31, 2005.

  The Company will also lease the remaining parcel of land to the non-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

15.
COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and is vigorously defending against it.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
MEC occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. MEC is obligated to pay rent based on minimum annual rental payments of approximately $0.5 million plus one-half of one percent of the pari-mutuel wagers made at the racetrack in excess of $187.0 million during the racing season and one percent of gaming revenue in excess of $60.0 million. The percentage rent was not applicable for the years ended December 31, 2005 and 2004.

(e)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $7.4 million (Real Estate Business — $2.9 million; MEC — $4.5 million) of letters of credit issued with various financial institutions at December 31, 2005 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

(f)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at December 31, 2005, these indemnities amounted to $4.8 million with expiration dates through 2006.

(g)
At December 31, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $27.8 million (Real Estate Business — $7.7 million; MEC — $20.1 million).

(h)
The Maryland Jockey Club ("MJC") is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however, both parties continue to informally operate under its terms until a new arrangement can be finalized.

  The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to MJC and 20% to Rosecroft. Commencing April 19, 2004, MJC and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded MJC from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of MJC, Rosecroft cannot accept simulcast wagering on horseracing during the times that Pimlico or Laurel Park are running live races.

  Since coming into effect on June 9, 2004, the Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and MJC agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of MJC. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(i)
MEC's racetrack and associated land under capital lease at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). MEC Lone Star, L.P., a wholly-owned subsidiary of MEC, entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. MEC expensed $1.8 million for the year ended December 31, 2005 (2004 — $2.0 million).

(j)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™". The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To December 31, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(k)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings ("Caruso") and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which was extended by mutual agreement of the parties to February 28, 2006. MEC is working with Caruso to further extend the existing terms of the Letter of Intent. Up to December 31, 2005, MEC has expended $1.8 million on this initiative, of which $1.4 million was paid in the year ended December 31, 2005. These amounts have been included in MEC's fixed assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to December 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To December 31, 2005, MEC has not made any such payments.

(l)
On August 22, 2003, MEC completed the acquisition of a 30% interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. MEC has an option to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of acquisition (the "First Option"). If MEC exercises the First Option, it has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of exercise of the First Option. In addition, the shareholders of AmTote have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

16.
SUBSEQUENT EVENTS

In February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the State Harness Racing Commission of Pennsylvania (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

Also in February 2006, the MID Lender agreed to make the third tranche of the bridge loan available to MEC and to waive compliance with the financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility (see note 7). MEC paid all of the MID Lender's costs in connection with the waiver and also paid the MID Lender a fee of $250 thousand, $150 thousand of which is refundable to MEC in the event that (a) the closing of the sale of the real estate in Palm Beach County takes place on or prior to April 30, 2006 and (b) the proceeds from such sale are applied in accordance with the bridge loan. If the sale of the real estate in Palm Beach County (see note 4) does not take place on or prior to April 30, 2006, a mortgage in favour of the MID Lender will also be registered against such real estate.

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REAL ESTATE BUSINESS — HIGHLIGHTS
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FORWARD-LOOKING STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (Unaudited)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted) (All amounts as at December 31, 2005 and 2004 and for the three-month period and year ended December 31, 2005 and 2004 are unaudited)